Exhibit 12.1
Ratios Of Earnings To Fixed Charges And Earnings To Combined Fixed
Charges And Preferred Stock Dividends

						Three
						Months
						Ended
	Year Ended December 31,					March 31,
	2006	2007	2008	2009	2010	2011
		(dollars in millions)
Ratio of earnings to fixed charges	7.11	6.97	N/A	N/A	8.71	6.43
Ratio of earnings to combined fixed charges and preferred stock dividends	6.91	6.78	N/A	N/A	8.71	6.43
Insufficiency of earnings to cover fixed charges	N/A	N/A	$4,208	$4,574	N/A	N/A
Insufficiency of earnings to cover combined fixed charges and preferred stock dividends	N/A	N/A	$4,217	$4,574	N/A	N/A

N/A	Not applicable.